Exhibit 99.1

Obsidian Energy Provides Corporate and Operational Update

CALGARY, April 23, 2020 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQB - OBEL) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) has taken further proactive action to shut-in currently uneconomic production with a focus on preserving its balance sheet and improving financial flexibility. Additionally, the Company releases the date of its first quarter 2020 results.

Production Shut-In Program & Operational Update

Obsidian Energy’s operations are very flexible and allow the Company to respond quickly to the current commodity price environment by shutting-in production at minimal cost without risk of long-term reservoir impairment. In order to improve the ongoing business performance of the Company in these conditions, the following volumes will be shut in by May 1, 2020:

Area	Production (boe/d)	Light Oil (bbl/d)	Heavy Oil (bbl/d)	NGLs (bbls/d)	Gas (mmcf/d)
Cardium	576	438	—	23	692
Alberta Viking	144	—	130	—	81
Peace River	3,064	—	2,538	2	3,148

Total	3,784	438	2,668	25	3,921

Given the current volatility in oil prices, Obsidian Energy is prepared to take further action to shut-in additional production should oil prices not improve in the near term. Alternatively, we can quickly restart shut-in production once oil prices permit doing so. We will further update our guidance should any of those decisions be implemented.

The Company’s capital program for the first half of 2020 has been successfully and safely completed. All ten development wells drilled in our program are on production or are ready to produce as desired by the Company. As with our base production, our new wells are highly tolerant of temporary production shut-ins and volumes can be adjusted or curtailed as pricing conditions warrant.

Pad	Status (average production per well)
12-26 Pad (3 wells)	IP10: 1,215 boe/d (82% light oil) IP30: 1,035 boe/d (74% light oil) (2 of 3 wells at 30 days)

1-27 Pad (2 wells)	Ready to produce

3-6 Pad (2 wells)	IP10: 493 boe/d (90% light oil) IP30: 526 boe/d (89% light oil)

14-17 Pad (2 wells)	Producing as of April 20.

3-29 Pad (1 well from existing pad)	IP10: 587 boe/d (90% light oil)

First Half 2020 Production and Cost Guidance

As a result of these production shut-in decisions, and our continued and extensive focus on cost reductions, further development drilling in 2020 has been deferred until pricing conditions justify the investment. In addition, since the beginning of 2020 we have successfully removed costs across several areas, including (prior to any shut-in production) an additional $8 million from our original operating cost estimate for the first half of the year due to increased efficiencies and reduced production volumes.

Metric	Previous Guidance	Updated Guidance
Production (boe/d)1 2 3	26,500 – 27,100	25,500 – 26,000
Capital Expenditures ($millions)	46	43
Decommissioning Expenditures ($millions)	8	8
Operating Costs ($/boe)	11.90 – 12.30	11.50 – 11.90
General & Administrative ($/boe)	1.70 – 1.90	1.65 – 1.85

(1)	Adjusted for January 2020 Carrot Creek Disposition of 115 boe/d (85% light oil)
(2)	Previous guidance included 600 boe/d of shut-in production
(3)	Mid-point of guidance 12,500 bbls/d light oil, 2,500 bbls/d heavy oil, 2,200 bbls/d NGLs and 51,000 mcf/d natural gas

First Quarter 2020 Results Date

Obsidian Energy is expected to release its first quarter 2020 financial and operational results before North American markets open on Wednesday, May 6, 2020. In addition, the first quarter management’s discussion and analysis and the unaudited consolidated financial statements will be available on our website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov on or about the same date.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Please note that initial production and/or peak rates are not necessarily indicative of long-term performance or ultimate recovery. In particular, this presentation contains, without limitation, forward-looking statements pertaining to the following: our focus on preserving our balance sheet and improving financial flexibility with our shut-in program; that we have flexible operations which allows the Company to respond quickly to the current commodity price environment by shutting-in production at minimal cost without risk of long-term reservoir impairment; which volumes will be shut-in by May 1, 2020; that we are prepared to take further action to shut-in additional production should oil prices not improve in the near term or that we can quickly restart shut-in production once oil prices permit doing so and that we will further update our guidance should any of those decisions be implemented; that our new wells are highly tolerant of temporary production shut-ins and volumes can be adjusted or curtailed as pricing conditions warrant; that further development drilling in 2020 has been deferred until pricing conditions justify the investment; our updated guidance for production, capital and decommissioning expenditures, and operating and general and administrative costs; and when and where we expect to release our first quarter 2020 financial and operational results as well as the other associated documents.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: we will have the ability to continue as a going concern going forward and realize our assets and discharge our liabilities in the normal course of business; our ability to complete asset sales and the terms and timing of any such sales; the Alberta government mandated production curtailment; the impact of regional and/or global health related events on energy demand; global energy policies going forward; the economic returns that we anticipate realizing from expenditures made on our assets; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; future taxes and royalties; the continued suspension of our dividend; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully; our ability to obtain financing on acceptable terms, including our ability to renew or replace our reserve based loan; that we are able to move forward through the various reconfirmation, redetermination dates with the credit facility and our ability to finance the repayment of our senior secured notes on maturity; and our ability to add production and reserves through our development and exploitation activities..

Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Obsidian Energy can give no assurances that they will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production; the possibility that the semi-annual borrowing base re-determination under our reserve-based loan is not acceptable to the Company or that we breach one or more of the financial covenants pursuant to our amending agreements with holders of our senior secured notes; the impact that any government assistance programs could have on the Company in connection with, among other things, the COVID-19 pandemic and other regional and/or global health related events; the possibility that we are not able to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business; the impact on energy demands due to regional and/or global health related events; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; interest rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to complete or realize the anticipated benefits of acquisitions or dispositions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; reliance on third parties; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward.